SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2024

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, June 6, 2024

To

Securities and Exchange Commission of Brazil (CVM)

Att.:        Superintendent of Company Relations - SEP

Ref.: Official Letter 129/2024/CVM/SEP/GEA-1 - BRASKEM - Request for clarification on news

Dear Sirs,

We refer to Official Letter 129/2024/CVM/SEP/GEA-1 ("Official Letter"), dated June 4, 2024, through which you request clarification from Braskem S.A. ("Braskem" or "Company"), as follows:

"Mr. Director,

1. We refer to the news published on 06/03/2024, on the Infomoney news portal, under the title: "Braskem (BRKM5) decreases 2% after Mantega says he was sounded out by the government for the Board", in which the following statements were made:

"Braskem's (BRKM5) shares lose strength on the Stock Exchange and decrease more than 2% at 2:20 pm (Brasília time) after Bloomberg reported the speech of former Finance Minister Guido Mantega that he was sounded out by the government to join the petrochemical company's board. He has stated that he will accept the position if his nomination is approved by shareholders.

"I was probed by the Chief of Staff and made myself available," he said in an interview.

"If the shareholders and the Assembly decide this, then I will go to the board of Braskem."

Braskem declined to comment and the Chief of Staff did not immediately respond to a request for comment.” (emphasis added)

2. In view of the above, we request that you clarify whether the statements contained in the news are true and, if so, the reasons why it understood that it is not a Material Fact, under the terms of CVM Resolution No. 44, of 2021, in addition to commenting on other information considered important on the subject."

In this regard, Braskem informs that it is not aware of such information and that the election of the 11 members of the Company's Board of Directors, appointed by the signatory shareholders of the Shareholders' Agreement until the Company's Annual General Meeting to be held in 2026, took place at the Annual General Meeting held on April 29, 2024.

São Paulo, June 6, 2024

Pedro Van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Office

Braskem S.A.

1

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2024

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.